# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Kun Peng International Ltd., CIK 0001502557
CUSIP: 12672T108
Title of class of securities: Ordinary shares, $0.0001 par value
Address of issuer's principal executive offices: 1F, Building 3, No. 1001 Huihe South St, Banbidian Village, Gaobeidian Town, Beijing, China (F4), 00000
Date of event which requires filing of this statement: 07/03/2025
Filed by CIK 0001964087
Persons authorized to receive notices and communications: Henry F. Schlueter, Esq., Schlueter & Associates, P.C., 5655 S. Yosemite Street, Suite 350, Greenwood Village, Colorado (CO), 80111, 303-292-3883

## Reporting persons
- WANG Wenqiang (CIK 0001964087): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, $0.0001 par value
Name of issuer: Kun Peng International Ltd.
Address of issuer's principal executive offices: 1F, Building 3, No. 1001 Huihe South St, Banbidian Village, Gaobeidian Town, Beijing, China (F4), 00000

## Item 2. Identity and Background
Name of person filing: Wenqiang Wang
Residence or business address: The principal business address of the Reporting Person is FLT A 6/F St. Francis Mansion, 4-6 St. Francis Street, Wanchai, Hong Kong.
Present principal occupation or employment: The present principal occupation of the Reporting Person is businessman.
Criminal convictions in the last five years: Convictions: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)
Civil proceedings (securities laws) in the last five years: Civil Proceeding: During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Citizenship: Wenqiang Wang is a citizen of Hong Kong.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person previously acquired the shares of common stock of the Issuer for investment purposes and subsequently disposed, sold and transferred the shares to Kun Peng RC Limited.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses to Items 11 and 13 of the cover page to this Schedule 13D are incorporated herein.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses to Items 7 through 10 of the cover page to this Schedule 13D are incorporated herein.
Transactions in the class effected during the past sixty days: On July 3, 2025, the Reporting Person sold 34,158,400 shares of common stock of the Issuer in exchange for the issuance of a promissory note in the principal amount of US$341,584.00, or US$0.01 per share, payable upon demand on or after July 2, 2026. The shares were sold in a private transaction.
Other persons with the right to receive dividends or sale proceeds: As of the date of filing of this Schedule 13D, no person, other than the entity that purchased the 34,158,400 shares of common stock of the Issuer from the Reporting Person, and Richun Zhuang, its sole director, is known to have the power to direct the receipt of dividends from, or proceeds from the sale of, any of the subject shares of common stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: July 3, 2025

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: There are no other contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Issuer.

## Signatures
- WANG Wenqiang: /s/ Wenqiang Wang, Wenqiang Wang (08/28/2025)